Filed by The McClatchy Company Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Knight-Ridder, Inc.

Commission File No.: 001-07553

This filing consists of a press release issued by The McClatchy Company on April 3, 2006.

CONTACT: Elaine Lintecum

(916) 321-1846

elintecum@mcclatchy.com

McCLATCHY TO WEBCAST FIRST QUARTER 2006 EARNINGS

CONFERENCE CALL

SACRAMENTO, CALIFORNIA, April 3, 2006—The McClatchy Company (NYSE: MNI) announced today that its fourth quarter earnings conference call will be accessible live to the media and general public via Internet webcast and through listen-only, dial-in conference lines.

The conference call will be held on Thursday, April 13, 2006 at noon Eastern, 9:00 a.m. Pacific time. McClatchy’s earnings announcement will be released to newswire services before the market opens on April 13. The full text of the announcement and the financial tables also will be available on McClatchy’s website, http://www.mcclatchy.com/.

The live webcast will be accessible through http://www.mcclatchy.com/ and an archive of the webcast will be available for future reference.

In addition, McClatchy will provide access to the Noon conference call through listen-only, dial-in conference lines. To gain access to the call, dial 1-877-278-1205 at least ten minutes prior to the scheduled start of the call. The call conference ID is 7589670.

The McClatchy Company, headquartered in Sacramento, CA, is a leading newspaper and internet publisher. It publishes 12 daily and 17 non-daily newspapers located in western coastal states, North and South Carolina, and the Twin Cities of Minneapolis/St. Paul. McClatchy has daily circulation of 1.4 million and Sunday circulation of 1.8 million. McClatchy’s newspapers include, among others, the Star Tribune in Minneapolis, the Sacramento Bee, the Fresno Bee and the Modesto Bee in California, the News & Observer (Raleigh, NC), the News Tribune (Tacoma, WA), the Anchorage Daily News and Vida en el Valle, a bilingual Spanish weekly newspaper distributed throughout California’s Central Valley. McClatchy also operates leading local websites in each of its daily newspaper markets, offering readers information, comprehensive news, advertising, e-commerce and other services, and owns and operates McClatchy Interactive, an interactive operation that provides websites with content, publishing tools and software development. McClatchy is listed on the New York Stock Exchange under the symbol (MNI).

On March 13, 2006, The McClatchy Company announced a definitive agreement under which McClatchy will acquire Knight-Ridder, Inc. Knight Ridder publishes 32 daily newspapers in 29 U.S. markets, with a readership of 8.5 million daily and 11.0 million Sunday. It has websites in all of its markets and a variety of investments in internet and technology companies. It publishes a growing portfolio of targeted publications and maintains investments in two newsprint companies. The company’s internet operation, Knight Ridder Digital, develops and manages the company’s online properties. It is the founder and operator of Real Cities (www.RealCities.com), the largest national network of city and regional web sites in more than 110 U.S. markets.

As part of the transaction, McClatchy intends to divest 12 Knight Ridder newspapers, mainly located in cities that do not fit the company’s longstanding acquisition criteria, chiefly involving growing markets. The transaction is subject to customary terms and conditions, including approval by the Knight Ridder shareholders and is expected to close in three to four months.

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SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed transaction between McClatchy and Knight Ridder, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, the divestiture plan, future opportunities for the company and any other statements about McClatchy or Knight Ridder managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of McClatchy to successfully integrate Knight Ridder’s operations and employees; the ability to realize anticipated synergies and cost savings; and the other factors described in each of McClatchy’s and Knight Ridder’s Annual Reports on Form 10-K for the year ended December 25, 2005. McClatchy and Knight Ridder disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

A reconciliation of non-GAAP financial measures to the corresponding GAAP measure and a reconciliation of pro forma financial measures to actual financial results are available in the Investor Relations section of our website at http://www.mcclatchy.com/investor/gaap_nongaap/.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

McClatchy plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and McClatchy and Knight Ridder plan to file with the SEC and mail to their respective stockholders an Information Statement/Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Information

Statement/Proxy Statement/Prospectus will contain important information about McClatchy, Knight Ridder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Information Statement/Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by McClatchy and Knight Ridder through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Information Statement/Proxy Statement/Prospectus when they become available from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846 or from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.

McClatchy and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McClatchy’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from McClatchy by contacting Investor Relations at www.mcclatchy.com, by mail to 2100 Q Street, Sacramento, CA 95816 or by telephone at 916-321-1846.

Knight Ridder and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Knight Ridder in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Information Statement/Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Knight Ridder’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about March 24, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Knight Ridder by contacting Investor Relations at www.knightridder.com, by mail to Suite 1500, 50 W. San Fernando St., San Jose, CA 95113 or by telephone at 408-938-7838.